SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 May 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 12 May 2009

                   re: Director/PDMR Shareholding

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN

12 May, 2009

Lloyds Banking Group plc (the "Company")
Notification of transaction by person discharging managerial responsibilities

Following the capitalisation issue on
11 May
 2009,
shares were allotted to
the
persons' discharging managerial responsibilities
 and their connected persons
 as shown below
:

Name of individual	Number of shares
Dr. W.C.G. Berndt	6,097
Sir Victor Blank	10,801
Lady Blank	34
Mr. Ewan Brown	3,368
Mrs. C. Brown	41
Mr. J.E. Daniels	16,471
Mr. P.N. Green	179
Mr. A.G. Kane	7,408
Mrs. D.M. Kane	459
Sir Julian Horn-Smith	179
Lord Leitch	358
Sir David Manning	161
Mr. M.A. Scicluna	358
Mr. M.W Scicluna	2
Mr. G.T. Tate	3,401
Mr. T.J.W. Tookey	634
Mr. A. Watson	295
Mrs. J. Watson	34
Mrs. H.A. Weir	2,743

The notification relates to a transaction notified to Lloyds Banking Group plc by the company's registrar
, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Lloyds Banking Group plc is registered in Scotland no. 95000
Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  12 May 2009